UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 29, 2025

Commission file number:

001-14251

SAP EUROPEAN COMPANY

(Translation of registrant's name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

SAP SE

FORM 6-K

On January 28, 2025, SAP SE, (“SAP"), filed a quarterly statement with Deutsche Boerse AG for the fourth quarter ended December 31, 2024 (the “Quarterly Statement”). The Quarterly Statement is attached as Exhibit 99.1 hereto and incorporated by reference herein.

This Quarterly Statement discloses certain non-IFRS measures. These measures are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. The non-IFRS financial measures that we report should be considered in addition to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with IFRS.

Please refer to Explanations of Non-IFRS Measures online (www.sap.com/about/investor/index.epx) for further information regarding the non-IFRS measures.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission (the "SEC"), including SAP's most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Quarterly Statement dated January 28, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE
(Registrant)

By:	/s/ Christopher Sessar
	Name:	Dr. Christopher Sessar
	Title:	Chief Accounting Officer

By:	/s/ Julia Zicke
	Name:	Dr. Julia Zicke
	Title:	Head of External Reporting and Accounting Technology

Date: January 29, 2025

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Quarterly Statement dated January 28, 2025

5